ALSTON&BIRD LLP

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1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax: 404-253-8447

www.alston.com

Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

September 21, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	RREEF Property Trust, Inc. (formerly RREEF America Property
Income Trust, Inc.)
File No. 333-180356

Dear Mr. McTiernan:

This letter sets forth the response of our client, RREEF Property Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated June 4, 2012 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has today filed an amendment (“Amendment No. 2”) to the Registration Statement via EDGAR. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

General

1.    Comment: Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Mr. Michael McTiernan

September 21, 2012

o	If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o	If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Response: The Issuer has revised the cover page, pages 25, 26 and 28 of the prospectus in Amendment No. 2 in response to the Commission’s comment.

2.    Comment: We note your response to comment 1 of our letter dated April 23, 2012. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

Response: Thank you.

3.    Comment: We note your response to comment 9 of our letter dated April 23, 2012 in which you have revised your disclosure to clarify that the independent valuation advisor will be an “expert” for purposes of Section 7 of the Securities Act. At the time a valuation figure that is expertised by Altus is included in the filing, please update the “Experts” section and the consent to reference the figure that is expertised.

Response: The Issuer confirms that when a valuation figure expertised by Altus Group U.S., Inc. is included in the Registration Statement, the Issuer will update the “Experts” section of the prospectus included therein and the consent filed as an exhibit thereto.

Allocation of Investment Opportunities, page 94

4.    Comment: We note your response to comment 20 of our letter dated April 23, 2012 in which you have revised your disclosure on page 97 to identify RREEF America REIT II, RREEF America REIT III and “various other investment accounts” as the programs on the rotation priority list. Please revise your disclosure to identify the various other investment accounts to which you are referring.

Mr. Michael McTiernan

September 21, 2012

Response: Per Sandra Hunter’s conversation with my colleague, Jason Goode, the Issuer has revised page 100 of the prospectus in Amendment No. 2 to provide more detailed information about the accounts managed or advised by the Issuer’s advisor or its affiliates.

Adverse Business Developments, page 102

5.    Comment: Please revise to update disclosures regarding RREEF Global Opportunities Fund II through December 31, 2011.

Response: The Issuer has revised page 106 of the prospectus in Amendment No. 2 in response to the Commission’s comment.

Table III. Operating Results of Prior Programs, page A-4

6.    Comment: We note that you have not revised your disclosure in response to comment 27 of our letter dated April 23, 2012. We therefore reissue our prior comment. Please revise the line items under “Total Distributions to Investors Source” to present amounts of distributions per $1,000 invested.

Response: The Issuer has revised Table III in Appendix A to the prospectus in Amendment No. 2 in response to the Commission’s comment.

7.    Comment: You disclose in footnote (2) on page A-5 that tax information for 2011 is not yet available. Please confirm that this information will be updated prior to effectiveness.

Response: The Issuer has revised all applicable pages of Appendix A to the prospectus in Amendment No. 2 to reflect that the tax information for 2011 is now available.

8.    Comment: We note your response to comment 28 in our letter dated April 23, 2012. Please further clarify and disclose the basis of accounting used by the Global Opportunities Fund II; tell us the nature of the fund’s real estate investments and how the fund accounts for these investments, citing the relevant accounting literature.

Response: RREEF Global Opportunities Fund II’s investments are in high yield real estate and real estate-related assets. The accounts are prepared in accordance with U.S. Generally Accepted Accounting Principles for Investment Companies.

Draft Quarterly NAV Supplement

9.    Comment: We have reviewed the draft supplement. In future quarterly NAV supplements please disclose the key assumptions used by the valuation expert in appraising the properties, the range or weighted average for each key assumption used (broken out by property type), a quantitative illustration of the sensitivity of the NAV to a change in the most significant assumption, and disclose whether any key assumptions were based on information provided by the sponsor. In addition, please include additional columns in the component table showing the comparable data for the prior period NAV.

Mr. Michael McTiernan

September 21, 2012

Response: In each future quarterly NAV supplement, the Issuer will include additional columns in the component table showing the comparable data for the prior period’s NAV.

In addition, in each quarterly NAV supplement that is filed following the ramp-up period, which is defined on page 61 of the prospectus in Amendment No. 2 to mean the period before the Issuer has raised substantial proceeds in the offering and acquired a diversified portfolio of its target investments, the Issuer will disclose the key assumptions used by the valuation expert in appraising the properties, the range or weighted average for each key assumption used (by property type), a quantitative illustration of the sensitivity of the NAV to a change in the most significant assumption and whether any key assumptions are based on information provided by the Issuer’s sponsor. The Issuer respectfully submits that disclosing this information by property type before it has acquired a substantial portfolio may reveal the valuation expert’s key assumptions relating to one or more specific properties, which could place the Issuer at a competitive disadvantage in the event the Issuer subsequently determines to sell the property.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

Enclosures

cc:	James N. Carbone, RREEF Property Trust, Inc.
Julianna Spencer Ingersoll, RREEF Property Trust, Inc.
Jason W. Goode, Alston & Bird LLP